EXHIBIT 99.16
CONSENT OF EXPERT
I, Dr. Anson Xu, of SRK Consulting China Limited (“SRK”), hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Silvercorp Metals Inc. for the year ended March 31, 2009 (the “Annual Report”) of references to and information derived from the technical report entitled “Technical Report on Gaocheng Ag-Zn-Pb Project, and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China” dated April 30, 2008 (the “Incorporated Information”). I also consent to the reference to SRK’s name and to SRK’s involvement in the preparation of the Incorporated Information in this Annual Report.
SRK CONSULTING CHINA LIMITED

/s/ Dr. Anson Xu

Name:	Dr. Anson Xu
Title:	Director and Principal Consultant
Date: June 12, 2009